Exhibit 99.1

Mobilicom Limited

Unaudited interim condensed consolidated financial statements as of June 30, 2026

Mobilicom Limited Contents

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	F-2
Unaudited interim condensed consolidated statement of financial position	F-3
Unaudited interim condensed consolidated statement of changes in equity	F-4
Unaudited interim condensed consolidated statement of cash flows	F-6
Notes to the unaudited interim condensed consolidated financial statements	F-7

Mobilicom Limited Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income For the half-year ended June 30, 2026 (In US dollars, except for EPS data)

	Note	June 30, 2026	June 30, 2025
		$	$
		Unaudited	Unaudited
Revenue	4	1,725,624	1,450,561

Cost of sales		(835,755)	(653,381)

Research and development grants		-	101,493
Interest received		225,441	108,054
Net gain on fair value movement of warrants	6	2,808,584	2,517,148
Total other income		3,034,025	2,726,695

Expenses
Selling and marketing expenses		(2,706,753)	(903,353)
Research and development		(3,815,327)	(1,376,180)
General and administration expenses		(2,787,075)	(1,150,596)
Foreign exchange losses	1,2	(1,291,134)	(49,114)
Finance costs		(21,076)	(90,258)

Loss before income tax expense		(6,697,471)	(45,626)

Tax income (expense)		5,000	(23,120)

Net loss		(6,692,471)	(68,746)

Other comprehensive income/ (loss)

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans	2,8	(5,177)	(5,747)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation	2,8	1,318,532	215,220

Other comprehensive income/ (loss) for the half-year, net of tax		1,313,355	209,473

Total comprehensive income/ (loss) for the half-year attributable to the owners of Mobilicom Limited		(5,379,116)	140,727

		$	$
Basic earnings (loss) per share	11	(0.53)	(*	)**
Diluted earnings (loss) per share	11	(0.53)	(*	)**
Weighted average number of ordinary shares used in calculating basic and diluted earnings (loss) per share.		12,668,694	7,526,213	**

*	Less than $0.01
**	Restated to reflect the 1-for-275 reverse split of the ordinary shares. Please see Note 1.

The above unaudited interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited interim condensed consolidated statement of financial position As at June 30, 2026 (In US dollars, except for EPS data)

	Note	June 30, 2026	December 31, 2025
		$	$
		Unaudited
Assets

Current assets
Cash and cash equivalents		15,080,471	19,003,784
Restricted cash		114,888	108,549
Trade receivables		748,456	58,176
Other receivables	9	1,055,742	289,874
Inventories, net		1,036,322	740,045
Total current assets		18,035,879	20,200,428

Non-current assets
Property, plant and equipment, net		119,524	99,581
Right-of-use assets		419,715	435,497
Total non-current assets		539,239	535,078

Total assets		18,575,118	20,735,506

Liabilities

Current liabilities
Trade payables		399,143	255,983
Other payables	9	1,036,347	1,903,613
Lease liabilities	5	239,888	212,851
Total current liabilities		1,675,378	2,372,447

Non-current liabilities
Governmental liabilities on grants received		1,567	1,424
Employee benefits	9	246,716	234,133
Lease liabilities	5	187,156	224,297
Financial liability	6	5,042,658	9,079,707
Total non-current liabilities		5,478,097	9,539,561

Total liabilities		7,153,475	11,912,008

Net assets		11,421,643	8,823,498

Equity
Issued capital	7	64,450,857	60,145,100
Reserves	8	7,779,609	2,794,750
Accumulated losses		(60,808,823)	(54,116,352)

Total equity		11,421,643	8,823,498

The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited interim condensed consolidated statement of changes in equity For the half-year ended June 30, 2026 (In US dollars, except for EPS data)

	Issued	Share based payments	Foreign currency translation	Remeasurement	Accumulated
	capital	reserve	reserve	reserve	losses	Total equity
	$	$	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Consolidated
Balance at January 1, 2025	34,837,206	1,817,397	(2,162,530)	(72,826)	(30,391,402)	4,027,845

Net Loss	-	-	-	-	(68,746)	(68,746)
Other comprehensive income/ (loss) for the half-year, net of tax	-	-	215,220	(5,747)	-	209,473

Total comprehensive income /(loss) for the half-year	-	-	215,220	(5,747)	(68,746)	140,727

Share-based payments	-	541,197	-	-	-	541,197

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	21,607	-	-	-	-	21,607
Shares issued under service agreement	100,000	-	-	-	-	100,000
Capital raising costs	(61,787)	-	-	-	-	(61,787)
Expiry of options	96,108	(96,108)	-	-	-	-

Balance at June 30, 2025	34,993,134	2,262,486	(1,947,310)	(78,573)	(30,460,148)	4,769,589

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited interim condensed consolidated statement of changes in equity For the half-year ended June 30, 2026 (In US dollars, except for EPS data)

	Issued	Share based payments	Foreign currency translation	Remeasurement	Accumulated
	capital	reserve	reserve	reserve	losses	Total equity
	$	$	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Consolidated
Balance at January 1, 2026	60,145,100	4,151,955	(1,282,121)	(75,084)	(54,116,352)	8,823,498

Net loss	-	-	-	-	(6,692,471)	(6,692,471)
Other comprehensive income/ (loss) for the half-year, net of tax	-	-	1,318,532	(5,177)	-	1,313,355

Total comprehensive income/ (loss) for the half-year	-	-	1,318,532	(5,177)	(6,692,471)	(5,379,116)

Share-based payments	-	5,372,632	-	-	-	5,372,632

Transactions with owners in their capacity as owners:
Exercise of common warrants (Note 7)	2,438,965	-	-	-	-	2,438,965
Exercise of options (Note 7)	340,458	(174,794)	-	-	-	165,664
Vesting of restricted share units (RSU)	1,520,254	(1,520,254)	-	-	-	-
Expiry of options	6,080	(6,080)	-	-	-	-

Balance at June 30, 2026	64,450,857	7,823,459	36,411	(80,261)	(60,808,823)	11,421,643

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited interim condensed consolidated statement of cash flows For the half-year ended June 30, 2026 (In US dollars, except for EPS data)

	June 30, 2026	June 30, 2025
	$	$
	Unaudited	Unaudited
Cash flows from operating activities
Receipts from customers	1,035,345	1,856,054
Payments to suppliers and employees	(6,397,473)	(3,630,402)
Interest received	225,441	108,054
Interest paid on lease liabilities	(15,683)	(6,897)
Government grants received	-	101,493

Net cash used in operating activities	(5,152,370)	(1,571,698)

Cash flows from investing activities
Payments for property, plant and equipment	(28,312)	(13,565)

Net cash used in investing activities	(28,312)	(13,565)

Cash flows from financing activities
Proceeds from shares issuance	-	21,607
Proceeds from exercise of common warrants	1,210,500	-
Proceeds from exercise of options	165,664	-
Capital raising costs	-	(61,787)
Repayment of lease liabilities	(112,456)	(124,013)

Net cash provided by / (used in) financing activities	1,263,708	(164,193)

Net decrease in cash and cash equivalents and restricted cash	(3,916,974)	(1,749,456)
Cash and cash equivalents and restricted cash at the beginning of the financial half-year	19,112,333	8,686,390

Cash and cash equivalents and restricted cash at the end of the financial half-year	15,195,359	6,936,934
Supplemental disclosure of non-cash investing and financing activities
Recognition of right-of-use assets against lease liabilities	-	396,218

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026 (In US dollars, except for EPS data)

Note 1. General information

The consolidated condensed interim unaudited financial statements cover Mobilicom Limited (the “Company”) as a group consisting of the Company and the entities it controlled at the end of, or during, the half year ended June 30, 2026 (collectively, the “Group”).

The functional currency of the Company's subsidiary, Mobilicom Ltd ("Mobilicom Israel"), is Israeli New Shekels (“NIS”) and the functional currency of the Company’s subsidiary, Mobilicom Inc., is United States dollars (“USD”).

On December 8, 2025, the Company effected a reverse share split of its issued and outstanding ordinary shares at a ratio of 1-for-275 (the “Reverse Split”). Concurrently with the Reverse Split, the Company effected a corresponding change in the ratio of ordinary shares represented by each of the Company’s American Depositary Shares (“ADSs”), such that the ratio changed from one ADS representing 275 ordinary shares to one ADS representing one ordinary share. Concurrently, the ADSs were mandatorily cancelled and exchanged for ordinary shares on a one-for-one basis (the “Mandatory Exchange”), and the Company’s ordinary shares, which had been approved for listing and trading on the Nasdaq Capital Market, commenced trading at the market open on December 8, 2025. All shares related numbers for the period ended June 30, 2025 were restated to reflect this change.

The Company is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- JM Corporate Services	1 Rakefet Street
Level 21, 459 Collins Street	Shoham, Israel 6083705
Melbourne, Victoria, 3000
Australia

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026

Note 1. General information (continued)

The company’s principal activities are design, develop and deliver of cybersecurity and smart robust solutions for drone, robotics and autonomous platforms.

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops, and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments, and military departments. The Company’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales& licensing fees

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces responded. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. In addition, both Hezbollah and the Houthi movement attacked military and civilian targets in Israel, to which Israel responded, including through increased air and ground operations in Lebanon. In addition, the Houthi movement attacked international shipping lanes in the Red Sea, to which both Israel and the United States responded. While a ceasefire was brokered between Israel and Hezbollah in November 2024, in March 2026, hostilities resumed along Israel's northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in Lebanon. Further, in April 2024 and October 2024, Iran launched a series of drone and missile strikes against Israel, to which Israel responded. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran's nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran's capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Although the United States and Iran have announced ceasefire and de-escalation arrangements from time to time, including a memorandum of understanding entered into on June 17, 2026 that contemplates the termination of military operations on multiple fronts, hostilities have resumed and may continue or escalate. A broader regional conflict involving additional state and non-state actors remains a significant risk. How long and how severe the conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region last and become is unknown at this time, and any renewed or continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. Continued military escalation, retaliatory actions or broader regional involvement may adversely affect economic conditions, disrupt markets and create uncertainty that could negatively impact the Company's business, financial condition and results of operations. Certain of the Company's employees may be obligated to perform military reserve duty, generally until they reach the age of 40 (or older, for officers or other citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity and military conflicts in Israel, there have been periods of significant call-ups of military reservists. Military service call-ups that result in the absence of Company personnel for an extended period of time may materially and adversely affect the Company's business, prospects, financial condition and results of operations.

The consolidated condensed interim unaudited financial statements were authorised for issue, in accordance with a resolution of directors, on August 13, 2026.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026

Note 2. Material accounting policy information

These consolidated condensed interim unaudited financial statements for the interim half-year reporting period ended June 30, 2026, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting" as issued by the International Accounting Standards Board (“IASB”).

These consolidated condensed interim unaudited financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these consolidated condensed interim unaudited financial statements are to be read in conjunction with the annual report for the year ended December 31, 2025 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Australian Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Liquidity

These unaudited interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of June 30, 2026, the Company has not achieved positive cash flow from operations and generated $60,808,823 of accumulated losses since inception. The Company estimates that it has adequate financial resources for the foreseeable future based on its current cash and trade receivable balances and its ongoing operations. Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that the Company requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all.

Note 3. Operating segments

The company operates in one segment. Management does not segregate its business for internal reporting. The company’s chief operating decision makers (“CODM”) evaluate the performance of the business based on financial data consistent with the presentation in the accompanying financial statements. The company concluded that its unified business is conducted globally and accordingly represents one operating segment.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026 (In US dollars, except for EPS data)

Note 4. Revenue

	June 30, 2026	June 30, 2025
	$	$
	Unaudited

Sales of goods	1,725,624	1,450,561

Revenue from contracts with customers

Revenue from the sale of goods is recognized at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

Major customers

	For the period ended June 30, 2026 % of total income	For the period ended June 30, 2025 % of total income
A	82%	40%
B	-	22%
C	10%	18%

Income by geography

	For the period ended June 30, 2026	For the period ended June 30, 2025
	% of total income	% of total income
Israel	5%	30%
U.S. & Canada	82%	50%
Rest of the world	13%	20%

Note 5. Lease liabilities

	June 30, 2026	December 31, 2025
	$	$
	Unaudited

Current	239,888	212,851
Non-current	187,156	224,297
Lease liability	427,044	437,148

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026 (In US dollars, except for EPS data)

Note 6. Financial liability

	June 30, 2026	December 31, 2025
	$	$
	Unaudited

Warrants at fair value	5,042,658	9,079,707

The Company accounts for warrants issued to investors in conjunction with IFRS 9 “Financial Instruments” accounting standards issued by IASB.

(a)	On August 25, 2022, the Company completed its U.S. listing on the Nasdaq via the issuance of 3,220,338 American Depository Shares (“ADSs”), each ADS representing two hundred seventy five ordinary shares of the Company, no par value, and the accompanying 3,220,338 tradable common warrants for a total consideration of $13,299,996. Each ADS represents 275 ordinary shares, no par value, of the Company. One tradable common warrant gives the holder the right to purchase one ADS. Each tradable common warrant is exercisable into one ADS at an exercise price of $5.00, has 5-year term, and can be exercised any time before expiry date August 24, 2027.

In addition, on August 25, 2022, in connection with the U.S listing, the Company granted a total of 161,017 representative warrants each exercisable into one ADS at an exercise price of $5.16. The representative warrants have 5-year term, and they can be exercised any time before their expiry date August 25, 2027. The representative warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

During the six months period ended June 30, 2026, 242,100 common warrants were exercised into 242,100 ordinary shares for aggregate proceeds of $ 1,210,500, and 56,356 representative warrants were exercised into 18,299 ordinary shares through cashless exercise.

The tradable common warrants and representative warrants are referred herein together as “August 2022 Warrants”. The August 2022 Warrants represent financial liabilities at fair value through profit or loss.

The following assumptions were based on observable market conditions that existed at December 31, 2025 and June 30, 2026:

Assumption	At December 31, 2025		At June 30, 2026
Fair value hierarchy	Level 1	Level 1	Level 1	Level 1
Exercise price	$5.0	$5.16	$5.0	$5.16
Warrant price	$3.220	$3.220	$2.000	$2.000
Fair value per warrant	$3.220	$3.220	$2.000	$2.000

For the half-year ended June 30, 2026, and 2025, the Company recorded fair value gain, net of $2,808,584 and $1,259,897, respectively, under the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income as a result of the change in the fair value of August 2022 Warrants.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026 (In US dollars, except for EPS data)

Note 6. Financial liability (continued)

(b)	On January 30, 2024, the Company completed a registered direct offering via the issuance of 486,871 ADSs at an offering price of $1.55 per ADS and 1,416,354 pre-funded warrants at an offering price of $1.5499 per pre-funded warrant, for total consideration of $2,949,857. One pre-funded warrant is exercisable to one ADS upon payment of the remaining $0.0001 per warrant.

In addition, on January 30, 2024, in a concurrent private placement, the Company issued to the investors in the registered direct offering warrants to purchase up to an aggregate of 1,903,225 ADS at an exercise price of $1.55 per ADS. The warrants have 5-year term, and they can be exercised any time before expiry date January 30, 2029. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

In addition, on January 30, 2024, in connection with the registered direct offering, the Company granted a total 95,161 placement agent warrants each exercisable into one ADS at an exercise price of $1.55. The placement agent warrants have 5-year term, and they can be exercised any time before expiry date January 30, 2029. The placement agent warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The pre-funded warrants, private placement warrants, and placement agent warrant are referred herein together as “January 2024 Warrants”. The January 2024 Warrants represent financial liabilities at fair value through profit or loss.

As of December 31, 2025, January 2024 Warrants were fully exercised.

For the half-year ended June 30, 2026, and 2025, the Company recorded fair value gain, net of $nil and $1,257,251, respectively, under the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income as a result of the change in the fair value of January 2024 Warrants.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026 (In US dollars, except for EPS data)

Note 6. Financial liability (continued)

A summary of changes in August 2022 Warrants and January 2024 Warrants issued by the Company during the periods ended June 30, 2025 and 2026, is as follows:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Balance as of December 31, 2024	$2,345,084	$2,795,837	-	$5,140,921

Fair value gain recognized in unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	(1,259,897)	(1,257,251)	-	(2,517,148)
Warrant liability as of June 30, 2025	$1,085,187	$1,538,586	-	$2,623,773

Balance as of December 31, 2025	$9,079,707	-	-	$9,079,707

Transfer upon exercise	(1,228,465)	-	-	(1,228,465)
Fair value gain recognized in unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	(2,808,584)	-	-	(2,808,584)
Warrant liability as of June 30, 2026	$5,042,658	-	-	$5,042,658

Note 7. Equity - issued capital

Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	Shares	Shares	$	$
	Unaudited		Unaudited

Ordinary shares - fully paid	12,867,653	12,213,935	64,450,857	60,145,100

Movements in spare share capital

Details	Date	Shares	Issue price	$
Balance	December 31, 2025	12,213,935		60,145,100
Exercise of common warrants		260,399	$9.37	2,438,965
Exercise of options		116,653	$1.42	165,664
Vesting of restricted shares units		276,666		-
Reclass of vested restricted share units share-based payments		-		1,520,254
Reclass of exercised options share-based payments		-		174,794
Expiry of options		-		6,080

Balance	June 30, 2026	12,867,653		64,450,857

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

Mobilicom Limited Notes to the consolidated interim condensed financial statements June 30, 2026

Note 7. Equity - issued capital (continued)

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Transition from ADS to listed Ordinary share

On August 25, 2022, the Company completed its Nasdaq listing via issuance of ADSs (American Depository Shares) with one ADS represents 275 ordinary shares in the Company. On December 8, 2025, the Company effected the Reverse Split and Mandatory Exchange, and the Company’s ordinary shares, which had been approved for listing and trading on the Nasdaq Capital Market, commenced trading at the market open on December 8, 2025.

Employee Incentive Options

On February 15, 2025, the board of directors of the Company approved grant of 262,727* options and 130,000* RSUs to employees, directors and consultants of the Company.

The options have an exercise price of $1.375 per share and expire on February 15, 2030.

123,636 options vest over a period of 3 years from the applicable vesting start dates. 139,091 options vest over a period of 4 years from the applicable vesting start dates.

On August 21, 2025, the Company issued 40,000* options to its employees, which vest over a period of 4 years from the applicable vesting start dates. The options have an exercise price of $2.984 per share and expire on August 21, 2030.

On December 1, 2025, the Company issued 1,279,999* options to its employees, directors and consultants.

The options have an exercise price of $5.9 per share and expire on December 1, 2030.

1,080,000 options vest over a period of 18 months from the applicable vesting start date. 140,000 options vest over a period of 3 years from the applicable vesting start dates and 59,999 options vests over a period of 4 years from the applicable vesting start dates.

The Company recognized share-based compensation expense of $ 3,112,346 for the six months period ended June 30, 2026 (June 30, 2025: $ 235,835) in relation to the vesting options.

*	Restated to reflect the 1-for-275 reverse split of the ordinary shares. Please see Note 1.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026 (In US dollars, except for EPS data)

Note 7. Equity - issued capital (continued)

Restricted Share Units (“RSUs”)

On February 15, 2025, the Company issued 130,000* RSUs to its employees and directors, which vest over a period of three years from the date of grant. The RSUs have no expiration date.

On June 26, 2025, the Company issued 904,308* RSUs to its directors, of which 452,154 vested on August 31, 2025, with the remaining 452,154 vesting through December 31, 2025. The RSUs have no expiration date.

On December 1, 2025, the Company issued 760,000* RSUs to its employees and directors. Of these RSUs, 720,000 vest in equal quarterly installments over an 18-month period commencing on January 1, 2026, 20,000 vest in equal quarterly installments over a three-year period commencing on August 1, 2026, and the remaining 20,000 vest in equal quarterly installments over a three-year period commencing on August 1, 2026.

The RSUs have no expiration date.

*	Restated to reflect the 1-for-275 reverse split of the ordinary shares. Please see Note 1.

Note 8. Equity - reserves

	June 30, 2026	December 31, 2025
	$	$
	Unaudited

Foreign currency reserve	36,411	(1,282,121)
Re-measurements reserve	(80,261)	(75,084)

	(43,850)	(1,357,205)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the condensed interim financial statements of foreign operations to U.S. dollars.

Re-measurement reserve

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Movements in reserves

Movements in each class of reserve during the current financial half-year are set out below:

	Re-measurement	Foreign currency
	reserve	reserve	Total
	$	$	$
	Unaudited	Unaudited	Unaudited
Consolidated

Balance on December 31, 2025	(75,084)	(1,282,121)	(1,357,205)

Foreign currency translation	-	1,318,532	1,318,532
Re-measurement of defined benefits plans	(5,177)	-	(5,177)
Balance on June 30, 2026	(80,261)	36,411	(43,850)

Mobilicom Limited Notes to the consolidated interim condensed financial statements June 30, 2026

Note 9. Related party transactions

Receivable from and payable to related parties

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	As of June 30,	As of December 31,
	2026	2025
	$	$

Current receivables:
Receivables from related parties	738,882	-

Current payables:
Payables to related parties	-	440,348

Non-current payables:
Payables to related parties	-	61,466

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 10. Subsequent events

On July 5, 2026, the Company’s board of directors approved the grant of 650,660 options and 1,030,000 RSUs to its employees and directors. The options have an exercise price of $4.99 per share and expire on July 5, 2031.

Of these options, 520,160 vest over a three-year period and 130,500 vest over a four-year period. The RSUs have no expiration date.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2026 (In US dollars, except for EPS data)

Note 11. Earnings per share

	June 30, 2026	June 30, 2025
	$	$
	Unaudited	Unaudited

Net loss	(6,692,471)	(68,746)

	Number	Number

Weighted average number of ordinary shares used in calculating basic and diluted earnings/(losses) per share	12,668,694	7,526,213	**

	$	$

Basic and diluted earnings/(losses) per share	(0.53)	(*	)**

*	Less than $0.01
**	Restated to reflect the 1-for-275 reverse split of the ordinary shares. Please see Note 1.

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion under IASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.